StyleBar, LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Salon Services	214,932.66
Total Income	**$214,932.66**
Cost of Goods Sold	
Cost of Supplies	18,588.44
Total Cost of Goods Sold	**$18,588.44**
GROSS PROFIT	**$196,344.22**
Expenses	
Advertising & Marketing	11,391.85
Auto	
Insurance	490.77
Total Auto	**490.77**
Bank Charges & Fees	3,693.87
Car & Truck	668.56
Contractors	77,600.60
Contribution	1,948.50
Food and Entertainment	69.62
Insurance	327.86
Job Supplies	1,119.91
Legal & Professional Services	2,500.00
Meals & Entertainment	1,081.89
Office Supplies & Software	2,592.23
Other Business Expenses	10,359.63
Rent & Lease	33,000.00
Repairs & Maintenance	2,067.01
Software /Technology	2,946.72
Taxes & Licenses	700.00
Travel	297.53
Utilities	1,602.78
Total Expenses	**$154,459.33**
NET OPERATING INCOME	**$41,884.89**
NET INCOME	**$41,884.89**

StyleBar, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC Bank Checking-6367	0.00
United Bank Checking-1004	22,770.05
Total Bank Accounts	**$22,770.05**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$22,770.05**
TOTAL ASSETS	**$22,770.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card-4408	3,213.59
Total Credit Cards	**$3,213.59**
Total Current Liabilities	**$3,213.59**
Long-Term Liabilities	
SBA Loan Payable	23,200.00
Total Long-Term Liabilities	**$23,200.00**
Total Liabilities	**$26,413.59**
Equity	
Member's Distribution	-40,475.60
Opening Balance Equity	-5,052.83
Retained Earnings	
Net Income	41,884.89
Total Equity	**$ -3,643.54**
TOTAL LIABILITIES AND EQUITY	**$22,770.05**

<h1 style="text-align:center">StyleBar, LLC</h1>

<p style="text-align:center">Statement of Cash Flows</p>

<p style="text-align:center">January - December 2020</p>

	TOTAL
OPERATING ACTIVITIES	
Net Income	41,884.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	0.00
Chase Credit Card-4408	3,213.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,213.59**
Net cash provided by operating activities	**$45,098.48**
FINANCING ACTIVITIES	
SBA Loan Payable	23,200.00
Member's Distribution	-40,475.60
Opening Balance Equity	-5,052.83
Net cash provided by financing activities	**$ -22,328.43**
NET CASH INCREASE FOR PERIOD	**$22,770.05**
CASH AT END OF PERIOD	**$22,770.05**